Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements

Nuveen Multi-Market Income Fund,
formerly Nuveen Multi-Market Income Fund, Inc.
and formerly American Income Fund Inc.

811-05642




On November 19, 2014, the Nuveen Multi-Market Income
Fund became the successor in a reorganization of the Nuveen Multi-Market Income Fund, Inc. Nuveen Multi-
Market Income Fund, a newly created business trust formed under the laws of the Commonwealth of Massachusetts, was formed to continue the business and operations of the Nuveen Multi-Market Income Fund, Inc.
formerly, American Income Fund, Inc., a Virginia corporation.

The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Reorganization (Exhibit E) are contained in the DEF 14A filing on June 18, 2014, accession number 0001193125-14-
241045, which materials are herein incorporated by reference.